Exhibit 99.6

To Our Shareholders

Since our last update, we are pleased to report the completion of patient enrolment in Phase II studies of Transition’s lead products for Alzheimer’s disease and diabetes. The achievement of these clinical development milestones together with the Company’s solid financial footing has Transition well-positioned to continue to build value through its lead products in the clinic as well as its pipeline of preclinical candidates.

Pipeline Review

ELND-005 (AZD-103) – Alzheimer’s Disease:

In October, we announced the achievement of the patient enrolment target for the Phase II clinical study of ELND005 (AZD-103) in patients with Alzheimer’s disease. The on-going study is a randomized, double-blind, placebo-controlled, dose-ranging, safety and efficacy study in approximately 340 patients with mild to moderate Alzheimer’s disease. Each patient’s planned treatment period is approximately 18 months.

TT-223 – Diabetes:

Subsequent to quarter-end, we announced the completion of patient enrolment for the Phase II clinical study of gastrin analogue, TT-223, in type 2 diabetes patients. The study is a randomized, double-blind, placebo-controlled, dose-ranging study to evaluate the safety, tolerability and efficacy of daily TT-223 treatments for 12 weeks with a 6-month follow-up. Approximately 80 patients with type 2 diabetes have been enrolled in the study and will receive a daily treatment of TT-223 in addition to their current regimen of oral glucose lowering agents. Transition and its development partner Eli Lilly and Company (“Lilly”) are in discussions regarding the timing and planning of another clinical study with TT-223 in combination with a GLP1 analogue in type 2 patients.

OUTLOOK

Through our collaborations, the clinical development timelines for our lead products have been met to date. Going forward, we will continue to work closely with our development partners, Lilly and Elan, toward the completion of the current clinical trials underway. In addition, we are looking to build on our current development plans and examining further studies that can broaden the potential application of these products.

We look forward to updating the shareholders on the progress of these clinical programs.

Dr. Tony Cruz
Chairman and CEO
Transition Therapeutics Inc.